06010876
...aya, Ekaterinburg, Russia 620014
...76-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com
uralsvyazinform

RECEIVED
2006 FEB 13 P 3:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4545

SUPPL

November 14, 2005

On November 14, 2005 Uralsvyazinform announced the Offer on bond issue of 06 series.

On November 14, 2005 Uralsvyazinform announced the Offer on bond issue of 06 series.

The start date of bond issue placement: November 24, 2005.

The present Offer avails each Bond Holder, who has the intention to sell the Bonds, to conclude the Bonds purchase and sale contract with the Issuer pursuant to the Russian Federation Legislation, Issuer's Corporation Charter, and Decision on Securities Issue, Securities Prospectus and the present Offer in the amount up to 2,000,000 pieces, inc.

The Offer is open and expresses the will of the Issuer to conclude the Bonds purchase and sale contract with any Holder on terms stipulated in the Offer.

The Offer is irrevocable (i.e. it cannot be revoked within the effective period until the buy-back date, inc.).

The Offer is regarded as received by the addressee at the moment the note of the present Offer is published in a news-wire.

To exercise the right to the Offer the Holder shall perform two actions:

1) within the period of presenting the Bonds for buy-back by the Issuer ("Period") the bond Holder shall direct to the Issuer's exchange Agent the written notification on the intention to buy a certain number of bonds ("Notification");

2) after the Notification is directed, the bond Holder will on the date of buy-back file an application to the Exchange trade system (addressed to the Issuer's agent) for the sell of the number of bonds specified in the Notification with the bonds buy-back price and calculation key specified. Such application shall be put to the trade system by the Holder from 1 p.m. till 3 p.m. Moscow time on the date of buy-back. The number of bonds specified in this application shall not exceed the number of bonds previously specified in the Notification directed by the Holder to the Issuer's agent.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

PROCESSED
FEB 24 2006

The period of presenting the bonds for buy-back by the Issuer starts on November 15, 2008 and ends on November 20, 2008.
The notification of the Holder shall be directed to the post address of the Issuer's agent specified in the Offer. The copies of notifications can be directed to fax + 7 (095) 771-32-60.

The Issuer shall not execute his liabilities on the Offer towards those Holders who haven't filed their Notifications within the Period or who filed the Notifications nonconforming to the requirements of the Offer, as well as to the Holders who broke any other Offer provisions.

Pursuant to the provisions of the bonds buy-back by the Issuer the extract from a trade Record drawn up in due form pursuant to the Addendum to the Exchange rules, and certified by the signature of an Exchange authorized representative is regarded as a sufficient evidence of filing the bond sell application by the Holder.

The decision on the bonds buy-back is taken by the Uralsvyazinform Board of Directors on November 14, 2005 (No 11 Protocol dd. November 14, 2005).

The rates for the second, third, fourth, fifth, and sixth coupons are fixed as equal to the first coupon rate determined on the start date of Placement (November 24, 2005).

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

November 21, 2005

Uralsvyazinform launches the placement of monetary bond issue of 06 series.

The start date of securities placement: **November 24, 2005.**

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 06 series with obligatory centralized custody (further referred to as "Bonds").

The quantity of securities to be placed and par value of each bond: 2,000,000 (two million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 2 bn.
The bonds will be placed through a public subscription.

The end date of securities placement:
The end date of placement is the earliest date of the following ones:
a) 15th (the fifteenth) working day from the start date of Bond placement;
б) the date on which the last Bond of the Issue is placed.
However, the end date of placement cannot be later than one year from the date of the Bonds issue State registration.

Maturity terms of the bond issue:
The bonds are redeemed sequentially in installments on following terms:

- on the 1456th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1638th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1820th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2002nd day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2184th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value.

If the date on which the part of the Bonds par value is to be redeemed falls on a day-off (irrespective of its being either a public day-off or a banking day-off), the pay-off of a due amount is to be executed on the first working day following the day-off. The Bondholder

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

doesn't have a right to demand charging of interest or any other compensation for such a delay in pay-off.

The price of Bonds placement is equal to the Bonds par value – RUR 1000; from the second day of Bonds placement on, the buyer, when performing Bonds purchase and sale transaction, repays the accumulated coupon income (ACI) as well.

- ACI = Nom * C * ((T - T0)/ 365)/ 100%

where
ACI - accumulated coupon income, RUR.;
Nom – par value of a Bond, RUR.;
C – interest rate on the first coupon, annual interest;
T – the date of Bonds placement, on which ACI is calculated;
T0- the date on which Bonds placement is initiated;
Mode of payment – monetary non-cash settlement in Russian Federation currency;

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, ul. Moskovskaya, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

November 24, 2005

Uralsvyazinform accomplished the Placement of monetary bond issue of 06 series.

On November 24, 2005 Uralsvyazinform accomplished the Placement of monetary bond issue of 06 series.

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 06 series with obligatory centralized custody (further referred to as "Bonds").

Maturity terms of the bond issue:
The bonds are redeemed sequentially in installments on following terms:

- on the 1456th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1638th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1820th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2002nd day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2184th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value.

Each part of the Bonds par value is redeemed by the Paying agent by order and at the expense of the Issuer.

If the date on which the part of the Bonds par value is to be redeemed falls on a day-off (irrespective of its being either a public day-off or a banking day-off), the pay-off of a due amount is to be executed on the first working day following the day-off. The Bondholder is not entitled to demand charging of interest or any other compensation for such a delay in pay-off.

The number of actually placed securities: 2,000,000 (two million) bonds.
Par value: RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 2 bn.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

The part of actually placed bonds: 100%.
The actual start date of securities placement: November 24, 2005.

The actual end date of securities placement: the date of bringing in the last credit entry to the personal account (custody account) of the first Owner in the issue book-entry settlement system or the date on which the last certificate for the documentary security of the issue is scripped): November 24, 2005.

Mode of payment: monetary non-cash settlement in Russian Federation currency.

Uralsvyazinform informs, that within the placement period no deals of interest or large deals were effected by the Issuer.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

November 24, 2005

The Uralsvyazinform's Director General determined the coupon rate for the monetary bond issue of 06 series.

On November 24, 2005 the Uralsvyazinform's Director General determined the coupon rate for the monetary bond issue of 06 series.

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 06 series with obligatory centralized custody (further referred to as "Bonds").

The date on which the bond issue coupon rate was determined: November 24, 2005 (the Order of Director General № 1296).

The overall amount of interest or other yields to be paid off on the whole bond issue and the interest rate per bond of the issue:

Overall yield on the first coupon
RUR 81,780,000;
The first coupon interest rate per bond
RUR 40.89.

Overall yield on the second coupon
RUR 81,780,000;
The second coupon interest rate per bond
RUR 40.89.

Overall yield on the third coupon
RUR 81,780,000;
The third coupon interest rate per bond
RUR 40.89.

Overall yield on the fourth coupon
RUR 81,780,000;

The fourth coupon interest rate per bond
RUR 40.89.

Overall yield on the fifth coupon
RUR 81,780,000;

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

The fifth coupon interest rate per bond
RUR 40.89.

Overall yield on the sixth coupon
RUR 81,780,000;

The sixth coupon interest rate per bond
RUR 40.89.

The mode of dividend repay: monetary non-cash settlement in Russian Federation currency.

The date on which the obligation on the first coupon payment is to be executed:
May 25, 2006.
The date on which the obligation on the second coupon payment is to be executed:
November 23, 2006.
The date on which the obligation on the third coupon payment is to be executed:
May 24, 2007.
The date on which the obligation on the fourth coupon payment is to be executed:
November 22, 2007.
The date on which the obligation on the fifth coupon payment is to be executed:
May 22, 2008.
The date on which the obligation on the sixth coupon payment is to be executed:
November 20, 2008.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru